Exhibit 99.1

Cascades completes the sale of its shares of Boralex

KINGSEY FALLS, QC, July 28, 2017 – Cascades Inc. (“Cascades”) announces that it has completed the previously announced sale (the “Sale”) of 13,153,799 Class A shares (the “Shares”) of Boralex Inc. (“Boralex”) to the Caisse de dépôt et placement du Québec (the “Caisse”) at a price of $21.86 per Share, for a total consideration of $287,542,046.10 (the “Consideration”), under a securities purchase agreement announced yesterday by Cascades, Cascades Canada ULC and the Caisse. The Shares were sold pursuant to a private transaction and not through a securities exchange.

The Shares represent approximately 17.3% of the issued and outstanding Class A shares of Boralex, being 100% of such shares held by Cascades, directly or indirectly, immediately prior to the Sale. Cascades now holds no securities of Boralex, directly or indirectly.

Cascades sold the Shares to monetize its investment.

The percentage of the issued and outstanding Class A shares of Boralex owned or controlled by Cascades is based on the disclosure of the number of issued and outstanding common shares of Boralex contained in the public disclosure documents filed by Boralex on SEDAR.

An early warning report will be filed by Cascades in accordance with applicable Canadian securities laws and will be available under Boralex’s profile on SEDAR at www.sedar.com.

The head office of Boralex is located at 36 Lajeunesse Street, Kingsey Falls, QC J0A 1B0.

For more information, or to obtain a copy of the early warning report to which this press release relates, please contact:

Robert F. Hall

Chief Legal Officer and Corporate Secretary

Cascades Inc.

404, boul. Marie-Victorin

Kingsey Falls (Québec) J0A1B0

Telephone No: 819 363-5116

Email: rhall@cascades.com

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. The Cascades shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media Hugo D’Amours Vice President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

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